SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original in Portuguese)

TAM S.A.

Interim Financial Information

March 31, 2011 and

Review Report of Independent Auditors

Contents

Review report of independent accoutants	3
Balance sheet	5
Income statements	7
Statements of comprehensive income	8
Statement of changes in equity	9
Statements of cash flow	11
Statements of value added	12
Notes to the interim financial information	13 - 59
Coments of performance	60

TAM S.A.

Review report of independent Accountants

Period ended March 31, 2011

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

TAM S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TAM S.A., included in the Quarterly Information (ITR) Form for the quarter ended        March 31, 2011, comprising the balance sheet and the statements of income, comprehensive income, changes in equity and cash flows, for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

TAM S.A.

Review report of independent Accountants

Period ended March 31, 2011

Other matters

Interim statements of value added

We have also reviewed the parent company and consolidated interim statements of value added for the quarter ended March 31, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

São Paulo, May 13, 2011.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Alberto de Sousa

Contador CRC 1RJ 056561/O-0 "S" SP

TAM S.A.

Balance Sheet

(In thousands of reais, unless otherwise indicated )

						Parent Company
Assets	Note	March 31, 2011	December 31, 2010	Liabilities and equity	Note	March 31, 2011	December 31, 2010
		(unaudited)				(unaudited)
Current assets				Current liabilities
Cash and cash equivalents	6	31,394	113,913	Accounts payable			22
Financial assets at fair value through profit and loss	4.2	246,868	125,905	Financial liabilities	14	172,358	347,800
Accounts receivable			2,000	Salaries and social charges		3,382	2,848
Dividends receivable		140,125	141,103	Taxes, charges and contributions		11,900	12,036
Taxes recoverable		44,381	42,790	Dividends payable		152,046	152,046
Related parties	10	2,038		Other current liabilities		2,223	19
Other current assets		149	343
						341,909	514,771
		464,955	426,054

Non-current assets				Non-current liabilities
Deferred income tax and social contribution	9	22,021	15,531	Financial liabilities	14	166,535
Related parties	10	17,054	16,504	Provisions for contingencies		62	30
Judicial deposits		329	174	Related parties	10	15
Investments in subsidiaries	11	2,561,278	2,478,464	Other non-current liabilities		13	13

						166,625	43
		2,600,682	2,510,673
				Total liabilities		508,534	514,814

				Equity
				Capital and reserves
				Share capital		819,892	819,892
				Capital reserve		129,108	120,605
				Profit reserve		895,592	895,592
				Carrying value adjustment		584,814	585,824
				Retained earnings		127,697

				Total equity		2,557,103	2,421,913

Total assets		3,065,637	2,936,727	Total liabilities and equity		3,065,637	2,936,727

The accompanying notes are an integral part of this interim financial information.

TAM S.A.

Balance Sheet

(In thousands of reais, unless otherwise indicated )

							Consolidated
Assets	Note	March 31, 2011	December 31, 2010	Liabilities and equity	Note	March 31, 2011	December 31, 2010
		(unaudited)				(unaudited)
Current assets				Current liabilities
Cash and cash equivalents	6	564,286	1,012,220	Suppliers		565,736	522,364
Financial assets at fair value through profit and loss	4.2	1,325,691	1,407,698	Financial liabilities	14	1,446,236	1,572,093
Trade accounts receivable	7	1,897,263	1,556,781	Salaries and social charges		517,316	466,831
Inventories		208,699	198,760	Deferred income	15	1,724,907	1,801,181
Taxes recoverable		39,017	57,557	Taxes, charges and contributions		310,802	308,189
Income tax and social contribution recoverable		68,973	18,424	Income tax and social contribution payable			14,339
Prepaid expenses		139,522	162,788	Dividends payable		152,293	152,293
Derivative financial instruments	17	34,091	9,895	Derivative financial instruments	17	6,136	20,574
Other receivables		80,076	81,234	Other current liabilities	16	185,470	135,659

		4,357,618	4,505,357			4,908,896	4,993,523

Non-current assets				Non-current liabilities
Restricted cash		41,669	98,305	Financial liabilities	14	5,693,577	5,786,848
Financial assets – securities issued by banks	8	151,083	50,280	Derivative financial instruments	17	755	15,286
Deposits in guarantee		49,805	51,778	Deferred income	15	61,849	66,420
Prepaid aircraft maintenance		426,632	410,306	Provisions	18	205,808	204,271
Other non-current assets		10,675	20,595	Refinanced taxes payable under Fiscal Recovery Program		412,058	416,675
Derivative financial instruments	17	13,928	6,568	Deferred income tax and social contribution	9	213,426	111,178
Property, plant and equipment	12	8,863,429	8,711,850	Other non-current liabilities	16	304,623	237,471
Intangible assets	13	645,939	604,024
						6,892,096	6.838.149
		10,203,160	9,953,706
				Total liabilities		11,800,992	11,831.672

				Equity
				Capital and reserves attributable to equity shareholders of TAM S.A.
				Share capital		819,892	819,892
				Capital reserve		129,108	120,605
				Profit reserve		895,592	895,592
				Carrying value adjustment		584,814	585,824
				Retained earnings		127,697
						2,557,103	2,421,913
				Non-controlling interest		202,683	205,478

				Total equity		2,759,786	2,627,391

Total assets		14,560,778	14,459,063	Total liabilities and equity		14,560,778	14.459.063

The accompanying notes are an integral part of this interim financial information.

TAM S.A.

Income Statements (unaudited)

Quarter ended March 31, 2011 and 2010

(In thousands of reais, unless otherwise indicated)

		Parent Company		Consolidated
	Note	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
					(Adjusted(*))

Revenue	20			3,042,529	2,603,844
Costs and operating expenses	21	(8,635)	(696)	(2,932,309)	(2,527,033)
Equity share of results of investees		140,156	(78,824)

Operating profit / (loss) before movements in fair value of fuel derivatives		131,523	(79,520)	110,220	76,811

Movements in fair value of fuel derivatives				55,772	(10,394)

Operating profit/(loss)		131,523	(79,520)	165,992	66,417

Finance income	23	6,502	9,487	252,418	516,288
Finance costs	23	(15,695)	(10,567)	(167,864)	(679,295)

Profit / (loss) before income tax and social contribution		122,330	(80,600)	250,546	(96,590)

Income tax and social contribution	24	6,490	9,666	(102,464)	27,442

Profit / (loss) for the period		128,820	(70,934)	148,082	(69,148)

Attributable to
Equity shareholders of TAM S.A.				128,820	(70,934)
Non-controlling interest				19,262	1,786

Earnings / (loss) per share (common and preferred) – in R$
Basic	25			0.83	(0.47)
Diluted	25			0.82	(0.47)

The accompanying notes are an integral part of this interim financial information.

(*) See note 3.

TAM S.A.

Statements of Comprehensive Income (unaudited)

Quarter ended March 31, 2011 and 2010

(In thousands of reais, unless otherwise indicated)

	Parent company		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
				(Adjusted(*))

Profit / (loss) for the period	128,820	(70,934)	148,082	(69,148)

Other comprehensive income
Currency translation gain/(loss) net of tax.	(651)	3,737	(651)	3,737

Other comprehensive income	(651)	3,737	(651)	3,737

Total comprehensive income / (loss) for the period	128,169	(67,197)	147,431	(65,411)

Attributable to
Equity shareholders of TAM S.A.			128,169	(67,197)
Non-controlling interest			19,262	1,786

The accompanying notes are an integral part of this interim financial information.

(*) See note 3.

TAM S.A.

Statement of changes in equity (unaudited)

Quarter ended March 31, 2011 and 2010

(In thousands of reais, unless otherwise indicated)

	Attributable to equity shareholders of TAM
		Capital reserve			Profit reserve
	Capital share	Share premium	Treasury shares	Stock option plan	Legal	Profit retention	Revaluation reserve	Carrying value adjustment	Accumulated deficit	Total	Non-controlling interest	Total

At January 1, 2010 – as originaly presented	675,497	74,946	(11,370)	35,668	49,134		116,504	(16,796)	(428,577)	495,006	3,408	498,414

Changes of accounting practices effects - (Note 3)						353,007	(116,504)	130,542	428,577	795,622		795,622

At January 1, 2010 - adjusted	675,497	74,946	(11,370)	35,668	49,134	353,007		113,746		1,290,628	3,408	1,294,036

Loss for the period									(70,394)	(70,394)	1,786	(69,148)
Other comprehensive income
Foreign exchange loss of foreign operations - net of tax								3,737		3,737		3,737
Total of comprehensive income								3,737	(70,394)	(67,197)	1,786	(65,411)

Transactions with owners
Stock option plan				8,199						8,199		8,199
Sale of treasury shares			4,254						(1,624)	2,630		2,630
Capital gain on sale of equity interest in subsidiary								489,115		489,115	179,947	669,062

Total of transactions with owners			4,254	8,199				489,115	(1,624)	499,944	179,947	679,891

Others											198	198

At March 31, 2010	675,497	74,946	(7,116)	43,867	49,134	353,007		606,598	(72,558)	1,723,375	185,339	1,908,714

The accompanying notes are an integral part of this interim financial information.

TAM S.A.

Statement of changes in equity (unaudited)

Quarter ended March 31, 2011

(In thousands of reais, unless otherwise indicated )

	Attributable to equity shareholders of TAM
		Capital reserve			Profit reserve
	Capital share	Share premium	Treasury shares	Stock option plan	Legal	Profit retention	Carrying value adjustment	Retained earnings	Total	Non-controlling interest	Total

At January 1, 2011	819,892	74,946	(6,008)	51,667	81,005	814,587	585,824		2,421,913	205,478	2,627,391

Profit for the period								128,820	128,820	19,262	148,082
Other comprehensive income
Foreign exchange loss of foreign operations - net of tax							(651)		(651)		(651)
Total of comprehensive income							(651)	128,820	128,169	19,262	147,431

Transactions with owners
Realization of revaluation reserve							(359)	359
Dividends by Multiplus										(22,023)	(22,023)
Stock option plan				4,069					4,069		4,069
Treasury shares			4,434					(1,482)	2,952		2,952

Total of transactions with owners			4,434	4,069			(359)	(1,123)	7,021	(22,023)	(15,002)

Others										(34)	(34)

At March 31, 2011	819,892	74,946	(1,574)	55,736	81,005	814,587	584,814	127,697	2,557,103	202,683	2,759,786

The accompanying notes are an integral part of this interim financial information.

TAM S.A.

Statements of cash flows
Quarter ended March 31, 2011 and 2010 (unaudited)

(In thousands of reais, unless otherwise indicated )

		Parent Company			Consolidated
	Note	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010

Cash flows generated from (used in) operating activities	26	(126,292)	76,505	81,301	(292,749)
Taxes paid				(76,090)	(1,078)
Interest paid		(18,276)	(21,816)	(110,216)	(75,214)

Net cash generated from(used in) operating activities		(144,568)	54,689	(105,005)	(369,041)

Cash flows from investing activities
Restricted cash withdrawal			(10,000)
Investments in restricted cash				56,636	41,744
Cash paid on acquisition of Pantanal, net of cash acquired					(9,545)
Dividends and interest on own capital received		59,138
Proceeds from sale of property, plant and equipment				795	6,316
Purchases of property, plant and equipment				(21,901)	(10,275)
Purchases of intangible assets		(41)		(25,837)	(28,405)
Deposits in guarantee
Reimbursements				3,813	5,271
Deposits made				(2,909)
Pre delivery payments
Reimbursements				16,335	28,619
Payments				(136,265)	(19,906)

Net cash generated from (used in) investing activities		59,097	(10,000)	(109,333)	13,819

Cash flows from financing activities
Repurchase / sale of treasury shares		2,952		2,952	2,630
Net cash received in public offering of shares of subsidiary Multiplus					657,049
Dividends paid – TAM S.A.			(24,973)		(24,973)
Dividends paid and interest on capital paid to non-controlling shareholders of Multiplus				(22,023)
Short and long-term borrowings
Repayment				(13,206)	(9,256)
Capital element of finance leases				(201,319)	(126,424)

Net cash generated from (used in) financing activities		2,952	(24,973)	(233,596)	499,026

Net increase (decrease) in cash and cash equivalents		(82,519)	19,716	(447,934)	143,804

Cash and cash equivalents at beginning of the year		113,913	131,952	1,012,220	1,075,172

Cash and cash equivalents at end of the period		31,394	151,668	564,286	1,218,976

Supplementary information on cash flows:
Non cash investing and financing activities
Acquisition of aircraft under finance leases				154,576	257,661
Acquisition of PPE under financial				2,402
Acquisition of other PPE				3,372
Financing obtained for direct payment to suppliers				28,713

The accompanying notes are an integral part of this interim financial information.

TAM S.A.

Statements of added value
Quarter ended March 31, 2011 and 2010 (unaudited)

(In thousands of reais, unless otherwise indicated)

			Parent Company		Consolidated
	Note	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Revenues
Sales of services	20			3,170,799	2,708,608
Other revenues		8		32,722	(13,623)
Allowance for doubtful accounts				2,600	12,298
		8		3,206,121	2,707,283
Inputs acquired from third parties
Costs of services		(1,233)	(280)	(1,186,591)	(1,094,715)
Materials, electricity, outsourced services and other		(2,326)	(322)	(641,643)	(442,262)

		(3,559)	(602)	(1,828,234)	(1,536,977)

Gross value added		(3,551)	(602)	1,377,887	1,170,306

Deductions
Impairment				(5,228)
Depreciation and amortization	21			(169,949)	(180,063)

Net added value generated by the Company		(3,551)	(602)	1,202,710	990,243

Value added received through transfer
Equity share of the results of investees		140,156	(78,824)
Financial income	23	6,502	9,487	252,418	516,288

Total added value to distribute (absorb)		143,107	(69,939)	1,455,128	1,506,531

Distribution of value added		143,107	(69,939)	1,455,128	1,506,531

Personnel and payroll charges
Direct compensation		4,550	74	468,372	374,207
Benefits		2		50,173	37,809
FGTS – Employee Government Severance Fund		113		34,240	26,035

Taxes, fees and contributions
Federal		(6,151)	(9,666)	483,300	299,561
State				8,074	6,101
Municipal		78	19	12,910	7,166

Creditors
Rentals				102,825	124,420
Financial expenses		15,695	10,568	147,152	700,380

Remuneration of shareholders
Profit / (loss) for the period		128,820	(70,934)	128,820	(70,934)
Non-controlling interests				19,262	1,786

The accompanying notes are an integral part of this interim financial information.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

1             General Information

TAM S.A ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and also owns 94.98% of Transportes Aéreos del Mercosur S.A. ("TAM Airlines"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP.

On July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BM&F – Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) and the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (“TAM Capital”), TAM Capital Inc, 2 (“TAM Capital 2”), TAM Financial Services 1 Limited (“TAM Financial 1”) and  TAM Financial Services 2 Limited (“TAM Financial 2”), all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company TAM Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

The Company controls TP Participações Ltda. which on July 20, 2009, changed its name to TP Franchising Ltda. (“TP Franchising”) and modified its corporate purpose to the development of franchises.

In the Extraordinary General Meeting (AGE) held on October 28, 2009, it was approved the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. to Multiplus S.A. (“Multiplus”). Multiplus’s main activity is the development and management of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 5, 2010.

Since March 15, 2010, the date on which its purchase was approved, the Company controls Pantanal Linhas Aéreas S.A. – “Pantanal”, which was the date ANAC – the National Agency of Civil Aviation approved the purchase. Pantanal is currently under bankruptcy protection.

On July 13, 2010, TLA acquired TAM Milor which was the holder of the brand “TAM” and other related brands (“TAM” Brands) which are used by the Company, by TLA and other related companies. On March 1, 2011, the Company legally merged its subsidiary TAM Milor into the Company.

On January 18, 2011, the Company published a significant event, informing that TAM S.A. and LAN Airlines S.A. had signed two agreements named Implementation Agreement and Exchange Offer Agreement, regulating the final terms and conditions for the association contemplated in the Memorandum of Understanding entered into on August 13, 2010. The agreements define the new structure that will be formed by the association of the two companies for formation of the Group LATAM Airlines  S.A., as well as the form of corporate management that will coordinate this new structure. The operation agreed between the parties depends on the approval of proper authorities from Brazil and Chile.

On March 29, 2011, the Company and TRIP Linhas Aéreas S/A. signed a Term Sheet, with  no binding effect, in order to identify possible opportunities for strengthening and expanding their businesses through the development of a strategic alliance  complementary to the existing Codeshare Agreement. Pursuant to the Term Sheet signed,  if and when binding documents are executed, and after metting conditions precedents that may be mutually agreed (including the approval by the applicable authorities), TAM may ultimately acquire a non-controlling interest in TRIP representing 31% of its total capital comprised by 25% of its voting capital and the remaining interest through non-voting preferred shares.

This consolidated interim financial information, of TAM and its subsidiaries was approved by the Board of Executive Officers on May 13, 2011.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

2                    Significant accounting policies

The interim financial statements have been prepared in accordance with practices adopted in Brazil issued by Accounting Pronouncements Committee (CPC), Brazilian Securities Commission (CVM) regulation and International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board - IASB.

Accounting practices adopted in Brazil comprise those included in the Brazilian Corporate Law and the Pronouncements, Guidance and Interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM).

The principal accounting policies applied in the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2010 and have been applied consistently in all periods presented.

The notes below, showed no significant change in the period ended March 31, 2011 in relation for the year ended December 31, 2010. In the annual financial statement of December 31, 2010 these notes are located as follows:

Note

Significant accounting policies	2
Critical accounting estimates and judgments	3
Inventories	10
Deposits in guarantee	12
Prepaid aircraft maintenance	14
Refinanced taxes payable under Fiscal Recovery Program	23
Share premium	25 (i)
Stock option	25 (iii)
Legal reserve	26
Carrying value adjustments	27

2.1      Basis of consolidation and investments in subsidiaries

(a)       Consolidated financial statements

The main accounting practices adopted in the preparation of these financial statements are as follows.

(i)            Subsidiaries

The consolidated financial statements include the financial statements of TAM and its subsidiaries, including special purpose entities. Control is obtained when the Company has the power to govern the financial and operating policies, as a result of holding more than half of the voting rights. The existence and the effect of potential voting rights, currently exercisable or convertible, are taken into account to assess whether TAM controls another entity. Subsidiaries are fully consolidated as from the date when control is transferred to TAM and are no longer consolidated as from the date when such control ceases.

The results of subsidiaries acquired during the year are included in the consolidated statements of income and of comprehensive income as from the actual acquisition date. The comprehensive income balance is attributable to the Company’s owners and to non-controlling interests, even if results in a negative balance of these interests. When necessary, the financial statements of subsidiaries are adjusted to conform their accounting policies to those established by the Company. Intercompany transactions and balances and unrealized gains are eliminated. Unrealized losses are also eliminated, although they are considered as an indicator of impairment of the transferred asset.

(ii)           Transactions and non-controlling interests

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

In the consolidated financial statements, any changes in the Company’s interests in subsidiaries that do not result in loss of the Company’s control over subsidiaries are recorded as capital transactions. The account balances of the Company’s interests and non-controlling interests are adjusted to reflect changes in their interests in subsidiaries. The difference between the fair value of consideration paid or received is recorded directly in equity and attributed to the Company's owners.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, and any change in the carrying amount is recognized in profit or loss. The fair value is the initial carrying amount for subsequent recognition of the retained interest in an associate, a joint venture or a financial asset. Also, any amounts previously recognized in other comprehensive income related to that entity are recorded as if the Group had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Non-controlling interests represent the portion of profit or loss and of equity of subsidiaries that is not held by TAM, and is recorded in a separate line item in the consolidated balance sheet.

(iii)          Companies included in the consolidated interim financial statements

			Ownership and voting power %
	Reporting date	Ownership	March 31, 2011	December 31, 2010

TLA	03.31.2011	Direct	100.00	100.00
TAM Viagens (i)	03.31.2011	Indirect	99.99	99.99
TAM Capital (i)	03.31.2011	Indirect	100.00	100.00
TAM Capital 2 (i)	03.31.2011	Indirect	100.00	100.00
TAM Financial 1 (i)	03.31.2011	Indirect	100.00	100.00
TAM Financial 2 (i)	03.31.2011	Indirect	100.00	100.00
Fundo Spitfire II (exclusive investment fund) (ii)	03.31.2011	Indirect	100.00	100.00
TP Franchising	03.31.2011	Direct	100.00	100.00
Mercosur	02.28.2011	Direct	94.98	94.98
Multiplus	03.31.2011	Direct	73.17	73.17
Pantanal	03.31.2011	Direct	100.00	100.00
TAM Milor (iii)	03.31.2011			100.00

(i)   TAM's investments are held indirectly through TLA.

(ii)  TAM's investment is held 12% directly, 17% through TLA and 71% through Multiplus.

(iii)  TAM Milor was acquired July 2010. On March 1, 2011, the Company merged its subsidiary TAM Milor into the Company.

(b)           Individual financial statements

In the Company’s individual financial statements, the financial information of subsidiaries is accounted for using the equity method.  The same adjustments are made both in the individual financial statements and in the consolidated financial statements.

3.            Adjustments applied retroactive by to the prior period interim financial statements consolidated

As mentioned in Note 2.1 (a), in the annual financial statements at December 31, 2010, the Company changed the accounting policy related to revaluation of flight equipment revaluation in its consolidated financial statements, in order that the consolidated profit and equity are equal to those presented in the parent company’s individual financial statements since the Brazilian corporate law does not permit the revaluation of property, plant and equipment.

The comparative information as of March 31, 2010 and for the quarter then ended presented herewith is being retroactively adjusted with respect to the one originally presented to reflect such change in accounting polices.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

The effects of the retroactive adjustments at December 31, 2009 and March 31, 2010 are as follows:

	December 31, 2009
	As originally presented	Retrospective adjustment	Adjusted
Effects on equity of December 31, 2009
Revaluation reserve	116,504	(116,504)
Retained earnings (accumulated deficit) and other reserves	(296,995)	912,126	615,131

Total	(180,491)	795,622	615,131

	March 31, 2010
	As originally presented	Retrospective adjustment	Adjusted
Effects on profit or loss
Operating expenses	(2,507,587)	(19,446)	(2,527,033)
Loss before income tax and social contribution	(77,144)	(19,446)	(96,590)
Income tax and social contribution	20,828	6,614	27,442
Loss for the period	(56,316)	(12,832)	(69,148)

Loss per share - Basic	(0.39)		(0.47)
Loss per share - Diluted	(0.39)		(0.47)

Effects on Statements of Comprehensive Income
Profit for the period	(56,316)	(12,832)	(69,148)
Comprehensive income for the period	(52,579)	(12,832)	(65,411)

4              Financial risk management

4.1         Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other matters:

•         Decide on the increase in the hedge percentage levels, based on TAM strategic issues, and monitor the comparison between budgeted, TAM and market scenarios;

•         Manage and monitor the risk exposure;

•         Monitor the compliance with the financial risk;

•         Decide on the market risk exposure level;

•         Establish financial limits for all institutions authorized to carry out financial instruments derivatives transactions;

•           Monitor the performance of financial instruments derivatives transactions.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

These derivatives are contracted in line with TAM's policies, considering liquidity, impact on cash flow and cost/benefit analysis of each position taken. The control over the use of derivatives includes ensuring that the rates in derivative contracts are compatible with market rates.

The Company does not enter into transactions involving financial instruments, including derivative financial instruments, for with speculative purposes.

4.1.1       Market risks

The Company is exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or aviation kerosene (QAV), such variations can negatively affect its cash flows and future expenses. Market risk is the risk of a possible loss derived from variations in the prices of market prices (rates of exchange, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures have been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establish minimum and maximum levels of protection, and requires that counterparts have investment grade credit rating as condition for entering into the transactions.

(a)           Risks relating to variations in the price of jet fuel

One of the most important financial risks of airlines if the volatility of fuel price. The QAV price is linked to the variation of the oil price in the international market. The Company has entered into derivative transactions in order to economically financial instruments derivatives itself against this risk. TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following 24 months and minimum levels of 20% of the consumption projected for the first 12 months and 10% for the subsequent twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

TAM protects itself against the volatility in its kerosene price by using derivatives based mainly on crude oil (West Texas Intermediate or "WTI"). The choice of this underlying item was based on studies that prove that the financial instruments derivatives of QAV based on WTI is, historically, highly effective, in addition to the high liquidity of the financial instruments referenced in WTI. At March 31, 2011 all contracted financial instruments are over the counter.

The Company enters into derivative transactions only with counterparties classified by the main risk rating agencies (Standard & Poors, Fitch and Moody’s) as at a minimum investment grade.

As the consumed volume of kerosene is not fully protected through derivatives, increases in the price of kerosene are not fully offset by the derivatives. In the same way, decreases in the price of kerosene will have positive impact for the Company, considering that they will not be fully offset by changes in the fair value of the derivatives.

The aviation fuel consumed in the quarter ended March 31, 2011 and 2010 accounted for 35.8% and 31.5%, respectively, of the cost of services provided by the Company (Note 21).

      (a.1)     Outstanding positions of derivatives

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	March 31, 2011	December 31, 2010
% of coverage anticipated for the next 12 months	25%	25%
Average strike price for outstanding derivatives	US$ 87/bbl	US$ 87/bbl
Market price of WTI	US$ 107/bbl	US$ 89/bbl

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity:

	2011	2012	2013	Total

At March 31, 2010
Notional amount – thousands of barrels	3,060	2,710	150	5,920
Fair value, net – R$ thousand	23,854	17,711	1,095	42,660

At December 31, 2010
Notional amount – thousands of barrels	3,985	2,710	150	6,845
Fair value, net – R$ thousand	(9,791)	(8,536)	(182)	(18,509)

The distribution of fair value by counterparty credit rating on March 31, 2011 and December 31, 2010 is show below:

Counterparties with external credit rating (Standard&Price, Moody´s or Fitch)	Trading place	March 31, 2011 Fair value of derivatives	December 31, 2010 Fair value of derivatives

AAA*	Over the counter	1,107	(23,342)
AA+, AA or AA-*	Over the counter	24,518	3,671
A+, A or A-*	Over the counter	15,503	274

		41,128	(19,397)

Fuel derivative asset – WTI		48,019	16,463
Fuel derivative liability - WTI		(5,360)	(34,972)
Fuel derivative, net - WTI		42,659	(18,509)
Foreign exchange derivatives – see (c ) below		(1,531)	(888)

		41,128	19,397

(*) The ratings can be expressed both in the global scale and in local currency. Each agency has a slightly different way to present rating. The table above unifies the presentations in that what we believe is the most well known rating international scale.

The Company monitors the concentration of financial instruments on a single counterparty. Internal policies require reporting of excessive concentrations to the Financial Risks Committee. On March 31, 2011 there was no counterparty with a concentration exceeding 1/3 of the notional amount of derivatives of WTI. Given the nature of the guarantee provided by the Company, the foreign exchange collar operation is concentrated in a single counterparty with, rating brAAA. The Company believes this concentration of risk is acceptable.

(b)           Exchange rate risk

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to protect against a possible appreciation or depreciation of the Real against the U.S. dollar.

The notional amount and fair value of the foreign currency derivatives outstanding are presented below:

	2011	2012

At March 31, 2011
Notional amount – US$	10,000	31,000
Fair value – R$	(2)	(1.531)

At December 31, 2010
Notional amount – US$		31,000
Fair value – R$		(888)

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

(c)           Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI - Certificate of Deposit Intermediate.

The Company does not have financial instruments to hedge its cash flows against fluctuations in interest rates.

(d)           Sensitivity analysis

Presented below is a sensitivity analysis of the financial instruments that demonstrates the impact of changes in financial instruments on the Company’s result and its shareholders’equity by considering:

  Increase and decrease of 10 percentage points  in fuel prices, by keeping constant all the  other variables;
  Increase and decrease of 10 percentage points in dollar exchange rate, with all other variables remaining steady; and

   Increase and decrease of one percentage point in interest rate, by keeping constant all the other variables.

Fuel price:

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 50.9 million / US$ 8.8 million (equivalent to R$ 82,9 million / R$ 14.6 million at March 31, 2011) in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income. In terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed over 2011 until 2013.

Exchange rate – U.S. Dollar:

If there was a 10% depreciation/appreciation of the Brazilian against the U.S. dollar and all other variables remained constant, the financial result would have been approximately R$ 565 million / R$ 566 million, mainly as a result of foreign exchange gains/losses on the translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on the translation of U.S. dollar-denominated borrowings and finance leases.

Interest rate – LIBOR and CDI:

A hypothetical 100 basis point increase in foreign market (LIBOR) interest rates in the quarter ended March 31, 2011 would increase its aircraft rental and interest expense over a one year period by approximately US$ 25 million (equivalent to R$ 41 million).

A hypothetical 100 basis point increase in domestic market (CDI) interest rates in the quarter ended March 31, 2011 would increase loan and financing interest expenses over a one year period by approximately R$ 9 million.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

In addition to the sensitivity analysis above, the Company shall provide a sensitivity analysis of financial instruments, describing the risks that may cause material damage, directly or indirectly by considering the following elements, as determined by CVM Instruction no 475/08:

•         The probable scenario is defined as the one expected by the Company Management and referred by independent external source;

•         The possible adverse scenario considers deterioration of 25% in the major variable that determines the fair value for the financial instrument; and

•         The remote adverse scenario considers deterioration of 50% in the major variable that determines the fair value for the financial instrument.

(d.1) Fuel price

Derivative transactions referenced to crude oil (WTI) in own portfolio are intended to protect fuel consumption. The behavior of WTI prices is highly correlated to QAV prices.

None of the derivative instruments used by the subsidiary TLA is leveraged, and as the fuel consumption volume is not fully hedged by derivatives, increases and/or decreases in fuel prices will not be fully offset by adjustments of derivatives.

As a result, the effect of these transactions on the TLA cash generation will be compared to the decreased QAV cost against that level. (US$ 90/bbl will be adopted as reference). The projections of QAV prices were built based on the results of a simple linear regression.

The net effects of savings in fuel expenses, as opposed to hedge disbursements for second quarter of 2011, for each of the scenarios, are shown below:

Instrument/transaction	Risk	Scenario I	Scenario II	Scenario III
		(most probable)	(25% fall)	(50% fall)
Average price per barrel	High price QVA	US$ 90/bbl	US$ 67.5/bbl	US$ 45/bbl
WTI financial instruments derivative and consumption QVA – Net gain		R$ 2,499	R$ 167,169	R$ 323,508

 (d.2) Exchange rate

Our methodology for the sensitivity analysis of liabilities denominated in foreign currencies includes the probable scenario based on the exchange rate of R$ 1.6287/US$ at March 31, 2011. Considering the projected cash flows for second quarter of 2011, we verified an increase in cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% R$ 2,036 / US$	-25% R$ 1,222 / US$	50% R$ 2,443 / US$	-50% R$ 0,8 / US$

Lease agreement	(73,152)	73,152	(146,303)	146,303
FINIMP	(34,948)	34,948	(69,897)	69,897
Loans in foreign currency	(607)	607	(1,213)	1,213
Bonds	(4,504)	4,504	(9,009)	9,009
Pre-delivery payments	(17,971)	17,971	(35,941)	35,941
Hedge	4,058	(4,061)	8,118	(8,121)

Total	(127,124)	127,121	(254,245)	254,242

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

In view of the renegotiation in the first quarter of 2009, renewed in the second quarter of 2010, one of the contracting parties required a deposit denominated in dollars as guarantee. As deposits in foreign currency are not permitted in Brazil, the transaction was linked to the Bank Deposit Certificate (CDB) pledged as collateral in a Collar, converting the redemption amount from R$ to US$.

The Collar transaction described above is the single exchange hedge transaction held by the Company in own portfolio at March 31, 2011.

(d.3) Interest rate

For the interest scenario in the foreign market LIBOR (USDLIBOR 3 months), based on the closing rate at December 31, 2010 of 0.30% per year. We projected for the year 2011, the impact on the cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% 0,38% p.a.	-25% 0,23% p.a.	50% 0,45% p.a.	-50% 0,15% p.a.

Interest expense (R$)	(418)	418	(835)	835

For the interest scenario in the domestic market (CDI), based on the closing rate at March 31, 2011 of 11.66% per year, we projected the impact on the cash flow arising from the variation of 25% and 50% over the effective tax, as shown below:

	25% 14.58% a.a.	-25% 8.75% a.a.	50% 17.49% a.a.	-50% 5.83% a.a.

Loan and financing interest expense (R$)	(3)	3	(5)	5

4.1.2 Credit risk

Credit risk refers to the risk that a counterparty will not fulfill its contractual obligations, leading the Company to incur financial losses. Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from amounts held with financial institutions generated by financial investment operations.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB or equivalent issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

Currently, Management does not expect losses due to default of its counterparties and does not have significant exposure to any counterparty separately.

4.1.3  Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly through in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

	Parent company
	Less than one year	Between one and two years	Total	Effect of discounting	Carrying value

Non-derivative financial liabilities
At March 31, 2011
Debentures	210,537	188,706	399,243	(60,350)	338,893
Other (i)	3,382		3,382		3,382

At December 31, 2010
Debentures	392,142	44,342	436,484	(88,684)	347,800
Other (i)	2,870		2,870		2,870

(i)   The amount is recorded under: Suppliers and salaries and social charges.

Financial guarantees represent guarantees of liabilities of subsidiaries and are the maximum values. There is no expected loss on these guarantees.

	Consolidated
	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial liabilities
At March 31, 2011
Finance lease obligations	656,974	1,116,792	1,520,909	1,880,052	5,174,727	(600,421)	4,574,306
Senior notes	73,792	137,877	240,817	1,130,728	1,583,214	(598,920)	984,294
Borrowings	626,058	15,786	3,655	6,750	652,249	(20,573)	631,676
Debentures	333,279	437,818	418,404	111,368	1,300,869	(351,332)	949,537
Refinanced taxes payable under Fiscal Recovery Program	31,404	74,176	146,813	882,756	1,135,149	(691,530)	443,619
Other (i)	1,007,993				1,007,993		1,007,993

At December 31, 2010
Finance lease obligations	684,006	1,279,397	1,140,715	2,315,571	5,419,689	(661,766)	4,757,923
Senior notes	108,701	164,241	164,241	1,238,874	1,676,057	(667,000)	1,009,057
Borrowings	617,525	8,297	2,199	7,228	635,249	(20,209)	615,040
Debentures	418,926	339,085	292,758	237,014	1,287,783	(310,862)	976,921
Refinanced taxes payable under Fiscal Recovery Program	31,156	73,724	146,360	887,023	1,138,263	(698,436)	439,827
Other (i)	989,195				989,195		989,195

(i)   The amount is recorded under: Suppliers and Salaries and social charges.

(ii)  The portion related to the short term is recorded under "Taxes, charges and contributions”.

				Consolidated
	Less than one year	Between one and two years	Total (equal carrying value)	Carrying value
Derivative financial liabilities
At March 31, 2011
Fuel price risk	(5,360)		(5,360)	(5,360)
Exchange rate risk	(1,531)		(1,531)	(1,531)

At December 31, 2010
Fuel price risk	(19,686)	(15,286)	(34,972)	(34,972)
Exchange rate risk	(888)		(888)	(888)

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

In the analysis of net current assets it should be noted that current liabilities include the balance of Deferred income which is composed by advanced ticket sales, deferred inçome with respect to TAM loyalty program and deferred gains on sale and leaseback as further detailed in Note 12 amounting to R$ 1,724,907.

4.2      Fair value estimation and fair value hierarchy

The Company discloses the fair value of financial instruments by level of the following fair value measurement hierarchy:

  Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 - information, other than quoted prices, included within Level 1 that are adopted by the market for the asset or liability, either directly or indirectly;

  Level 3 - inputs for assets or liabilities that are not based on the observable data in the market. None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category at March 31, 2011.

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

	Parent Company
	March 31, 2011			December 31, 2010
	Level 1	Level 2	Total	Level 1	Level 2	Total

Financial assets at fair value through profit and loss
Brazilian government securities (1)	192,164		192,164	96,064		96,064
Corporate securities (2)		53,139	53,139		29,049	29,049
Other bank deposits (3)		1,565	1,565		792	792

	192,164	54,704	246,868	96,064	29,841	125,905

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

	Consolidated
	March 31, 2011			December 31, 2010
	Level 1	Level 2	Total	Level 1	Level 2	Total

Financial assets at fair value through profit and loss
Brazilian government securities (1)	847,112		847,112	812,515		812,515
Corporate securities (2)		237,638	237,638		247,144	247,144
Bank deposit certificates – CDB (3)		109,773	109,773		34,199	34,199
Other bank deposits (3)		131,168	131,168		313,840	313,840

	847,112	478,579	1,325,691	812,515	595,183	1,407,698

Derivative financial assets
Fuel hedge – WTI (4)		48,019	48,019		16,463	16,463

		48,019	48,019		16,463	16,463

Derivative financial liabilities
Fuel hedge – WTI (4)		(5,360)	(5,360)		(34,972)	(34,972)
Foreign exchange derivatives (4)		(1,531)	(1,531)		(888)	(888)

		(6,891)	(6,891)		(35,860)	(35,860)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during the period ended March 31, 2011 and the year ended December 31, 2010.

The financial instruments recognized at fair value are determined as follows:

Financial assets measured at fair value through profit and loss:

•         (1) Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have prices available and correspond to transactions in an active market.

•         (2) Corporate securities – Correspond, typically, to debt securities for which fair value has been determined based upon actual transactions observed in organized markets (when available) or discounted cash flows using interest rates when actual transactions are not available.

•         (3) Certificates of deposit and other bank deposits - Fair value has been estimated by discounting estimated cash flows using market interest rates as inputs.

•         (4) Derivative financial instruments not traded in an exchange, for example, over-the-counter derivatives. TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

4.3   Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

Capital is managed by means of a leverage ratio. The Company’s capital structure is made up of its net indebtedness, defined as the total of loans, debentures and lease agreements (finance and operating), net of cash and cash equivalents and other short-term financial assets, and of the capital that is defined as the total net equity of shareholders and net indebtedness.

Capital is not managed in the parent company, only in the consolidated.

The Company is not subject to any externally imposed capital requirements.

The leverage ratios are as follows:

		Consolidated
	March 31, 2011	December 31, 2010

Cash and cash equivalents (Note 6)	(564,286)	(1,012,220)
Financial assets at fair value through profit and loss (Note 4.2)	(1,325,691)	(1,407,698)
Borrowings	631,676	615,040
Debentures and senior notes	1,933,831	1,985,978
Operating lease commitments (Note 26)	1,006,849	1,120,697
Finance lease obligations (Note 14.1)	4,574,306	4,757,923

Net debt (1)	6,256,685	6,059,720
6
Total equity	2,759,786	2,627,391

Total capital (2)	9,016,471	8,687,111

Leverage ratio (1) / (2)	69.4%	69.7%

The leverage ratio at March 31, 2011 did not change significantly compared to December 31,2010. Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2011 fiscal year.

5              Financial instruments by category

(a)                 Parenty company

Assets, per balance sheet

	March 31, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		246,868	246,868
Cash and cash equivalents	31,394		31,394

Total	31,394	246,868	278,262

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		125,905	125,905
Accounts receivable	2,000		2,000
Cash and cash equivalents	113,913		113,913

Total	115,913	125,905	241,818

Liabilities, per balance sheet

		March 31, 2011
	Liabilities measured at amortized cost	Total

Debentures	338,893	338,893
Accounts payable and other obligations, excluding statutory liabilitites	3,382	3,382

Total	342,275	342,275

		December 31, 2010
	Liabilities measured at amortized cost	Total

Debentures	347,800	347,800
Accounts payable and other obligations, excluding statutory liabilitites	2,870	2,870

Total	350,670	350,670

(b)                 Consolidated

Assets, per balance sheet

	March 31, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			48,019	48,019
Financial assets at fair value through profit and loss		1,325,691		1,325,691
Accounts receivable	1,897,263			1,897,263
Financial assets - securities issued by banks	151,083			151,083
Cash and cash equivalents	564,286			564,286

Total	2,612,632	1,325,691	48,019	3,986,342

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			16,463	16,463
Financial assets at fair value through profit and loss		1,407,698		1,407,698
Accounts receivable	1,556,781			1,556,781
Financial assets - securities issued by banks	50,280			50,280
Cash and cash equivalents	1,012,220			1,012,220

Total	5,619,281	1,407,698	16,463	4,043,442

Liabilities, per balance sheet

	March 31, 2011
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	4,574,306		4,574,306
Senior notes	984,294		984,294
Borrowings	631,676		631,676
Debentures	949,537		949,537
Derivative financial instruments		6,891	6,891
Accounts payable and other obligations, excluding statutory liabilitites	1,083,052		1,083,052

Total	8,222,865	6,891	8,229,756

	December 31, 2010
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	4.757.923		4.757.923
Senior notes	1.009.057		1.009.057
Borrowings	615.040		615.040
Debentures	976.921		976.921
Derivative financial instruments		35,860	35,860
Accounts payable and other obligations, excluding statutory liabilitites	989,195		989,195

Total	8,348,136	35,860	8,383,996

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

6             Cash and cash equivalents

		Parent company		Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010

Cash and bank accounts	31,394	15,967	257,902	279,280
Short-term deposits		97,946	306,384	732,940

Total	31,394	113,913	564,286	1,012,220

At March 31, 2011 and December 31, 2010 no amounts have been used as part of overdraft facilities.

7             Accounts receivable - consolidated

(a)    Breakdown of balances

	March 31, 2011				December 31, 2010
	Domestic	International	Total	%	Total	%

Credit cards	1,127,816	79,418	1,207,234	60.6	1,039,576	62.8
Travel agents	234,655	79,931	314,586	15.8	263,661	15.9
Partners – Loyalty Program - Multiplus	101,063		101,063	5.1	81,091	4.9
On current account	41,094	594	41,688	2.0	76,657	4.6
Cargo	5,566	41,454	47,020	2.4	53,720	3.2
Other	242,388	39,005	281,393	14.1	140,397	8.6

Total	1,752,582	240,402	1,992,984	100.0	1,655,102	100.0

Provision for impairment	(65,297)	(30,424)	(95,721)		(98,321)

Total	1,687,285	209,978	1,897,263		1,556,781

Trade accounts receivable are maintained in the following currencies:

	March 31, 2011	December 31, 2010

Reais	1,696,446	1,448,826
US dollars	29,832	26,187
Euros	92,305	81,028
Pounds sterling	16,161	14,187
Others	158,240	84,874

	1,992,984	1,655,102

(b)       Aging list – Receivables by due date

 Breakdown
	March 31, 2011%		December 31, 2010%

Not yet due	1,724,340	86.5	1,329,848	80.3
Overdue
Up to 60 days	115,668	5.8	101,616	6.2
From 61 to 90 days	5,138	0.3	61,418	3.7
From 91 to 180 days	16,158	0.8	25,032	1.5
From 181 to 360 days	36,228	1.8	19,515	1.2
Over 360 days	95,452	4.8	117,673	7.1

	1,992,984	100.0	1,655,102	100.0

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

(c)     Provision for impairment of trade receivables

	March 31, 2011	December 31, 2010

Balance at the beginning of the year	98,321	80,409

Charge for the period	1,207	30,799
Amounts reversed	(3,807)	(12,887)

Balance at the end of the period / year	95,721	98,321

The additions and recovery of accrued receivables were included in "Selling expenses" in the consolidated income statement.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

                Based on the types of receivables and the related risk, Management understands that there is only one class of receivables.

8          Financial assets – securities issued by banks

At March 31, 2011, the balance of securities issued by banks consists of financial notes, totaled R$ 151,083 (December 31, 2010 – R$ 50,280) all denominated in Reais.

9              Deferred Income Tax and Social Contribution

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against taxes payable and provided that they refer to the same tax authority.

The movement in deferred income tax and social contribution assets and liabilities during the period ended March 31, 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Parent company
Deferred income tax and social contribution	December 31, 2010	Charged/(credited) to the income statement	March 31, 2011

Income tax loss carry forwards	8,812	5,056	13,868
Social contribution carry forwards	4,401	1,820	6,221

Temporary differences:
Provision for contingencies	1,642	33	1,675
Others (i)	676	(419)	257

Total deferred income tax and social contribution asset	15,531	6,490	22,021

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

	December 31, 2010	March 31, 2011

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	13,213	2,787
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	2,318	19,234

Total deferred income tax and social contribution asset	15,531	22,021

		Consolidated
Deferred income tax and social contribution asset	December 31, 2010	Charged/(credited) to the income statement	March 31, 2011

Income tax loss carry forwards	62,288	4,766	67,054
Social contribution carry forwards	22,548	2,576	25,124
Temporary differences:
Provision for derivatives loss / gains	6,096	(20,080)	(13,984)
Provision for contingencies	94,008	8,512	102,520
Allowance for losses on inventories and receivables accounts	39,165	(1,444)	37,721
Deferred income from sale leaseback transaction	28,312	(1,084)	27,228
TAM loyalty program	66,008	(27,749)	38,259
Finance leases	(432,885)	(5,399)	(438,284)
Other	48,796	(24,158)	24,638

Total deferred income tax and social contribution asset (liability)	(65,664)	(64,060)	(129,724)

Total deferred income tax and social contribuition liability – property, plant and equipment	(45,514)	74	(45,440)

Total deferred income tax and social contribution liability	(111,178)	(63,986)	(175,164)
Deferred income tax and social contribution liability – intangible assets on acquisition of Pantanal		(38,262)	(38,262)

Total deferred income tax and social contribution	(111,178)	(38,262)	(213,426)

	December 31, 2010	March 31, 2011

Deferred income tax and social contribution expected to be recovered within 12 months – Netted	(65,714)	(57,948)
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	(45,464)	(117,216)

Total deferred income tax and social contribution	(111,178)	(175,164)

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable. Tax loss carryforwards do not expire.

At March 31, 2011, there were unrecognized deferred tax assets relating to the tax losses of foreign subsidiaries in the amount of R$ 80,603 (12.31.2010 – 66,183).

Deferred income tax and social contribution are presented at their net amounts as if the entire reported amount corresponded to a single legal entity.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

10            Related parties

(a)           Parent company

(i)            Balances

	March 31, 2011	December 31, 2010
Current assets
Dividends receivable
Multiplus S.A.		896
TAM Linhas Aéreas	140,125	140,207

Related parties
Pantanal Linhas Aéreas S.A.	2,038
	142,163	141,103
Non current assets
Intercompany loans
Pantanal Linhas Aéreas S.A.	14,320	14,051
TAM Linhas Aéreas	2,734	2,453
	17,054	16,504
Non current liabilities
Related parties
TAM Linhas Aéreas	15
	15

(b)           Consolidated

The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.42% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

As of March 31, 2011 there no outstanding balances with related parties and they were no transactions with related parties for the three months ended March 31, 2011.

                (i) Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was as follows:

		Consolidated
	March 31, 2011	March 31, 2010

Salaries	2,314	1,921
Directors’ fee	348	118
Profit share and bonuses	2,579	18
Share-based payment	4,069	8,199

	9,310	10,256

11           Investments

(a)       Balance breakdown – parent company

	TLA	Mercosur	TP	Multiplus	Pantanal	Total

Balances at December 31, 2010	1,879,111	36,790	(743)	555,069	8,237	2,478,464

Equity share of results of investees	98,891	4,601	151	51,868	(15,353)	140,158
Stock option plan	1,452			1,915		3,367
Exchange variation on foreign subsidiary		(651)				(651)
Dividends payable				(47,667)		(47,667)
Interest on capital payable				(12,393)		(12,393)

Balances at March 31, 2011	1,979,454	40,740	(592)	548,792	(7,116)	2,561,278

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

(b) Information on subsidiaries

	March 31, 2011
	TLA	Mercosur	TP	Multiplus	Pantanal	Total

Capital	752,727	46,183	30	692,385	22,649
Shareholders’ equity	1,979,454	42,897	(592)	750,025	(7,116)
Shareholders’deficit
Net income (loss) for the year	98,891	4,843	151	70,887	(15,353)

Number of shares – total common	2,064,602	87,653	30,100	161,294,000	117,778,942

Held common	2,064,602	83,253	30,100	161,294,000	117,778,942

Ownership %
In total capital	100	94.98	100	73.17	100
In voting capital	100	94.98	100	73.17	100

Carrying value of investment	1,979,454	40,740	(592)	548,792	(7,116)	2,561,278

Carrying value adjustment
Equity share of results of investees	98,891	4,601	151	51,868	(15,353)	140,158

(c)           TAM Linhas Aéreas S.A.

The main captions of the consolidated financial statement of TAM Linhas Aéreas S.A., included in the consolidated financial statements of TAM S.A., are:

	March 31, 2011	December 31, 2010

Assets	13,132,148	12,964,884

Liabilities and shareholders’ equity	13,132,148	12,964,884

Net services	2,959,883	11,266,455

Net income for the period / year	98,891	590,001

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

12           Property, Plant and Equipment - consolidated

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress (ii)	Pre-delivery payments (iii)	Other (iv)	Total

Cost	10,722,269	254,572	152,665	135,873	16,121	476,514	214,138	11,972,152
Accumulated depreciation	(2,921,821)	(44,901)	(120,934)	(69,617)			(103,029)	(3,260,302)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

Rembursement of pre-delivery payments (v)						(16,335)		(16,335)
Additions (v)	165,391	3,095	9,866	898	76	136,265	2,925	318,516
Transfers	16,282	2,920	(1,640)	(101)	(5,511)	(3,412)	(8,538)
Disposals/write-offs	(2,029)			(3)			(15)	(2,047)
Capitalized interest /other		(45)	(9)	(4)		2,623	17	2,582
Depreciation	(137,999)	(1,452)	(4,201)	(2,883)			(4,602)	(151,137)

Net book amount March 31, 2011	7,842,093	214,189	35,747	64,163	10,686	595,655	100,896	8,863,429

Cost	10,901,913	260,542	160,882	136,663	10,686	595,655	208,527	12,274,868
Accumulated depreciation	(3,059,820)	(46,353)	(125,135)	(72,500)			(107,631)	(3,411,439)

Net book amount March 31, 2011	7,842,093	214,189	35,747	64,163	10,686	595,655	100,896	8,863,429

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

(i)  Includes aircraft, engines and spare parts. Aircraft includes aircraft leased under finance leases, in accordance with to CPC 6/ IAS 17. As of March 31, 2011 TAM has 80 aircraft under finance leases (12.31.2010 – 79 aircraft).

During the quarter ended March 31, 2010, the subsidiary TLA received one aircraft classified as under a finance lease.

(ii)   Mainly composed by improvements carried out at the São Carlos Technology Center.

  (iii) Amounts disbursed from the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company's past experience shows that the refund by manufactures of prepaid amounts upon the delivery of aircraft acquired under leases is probable.

(vi)  Basically furniture and vehicles.

(v)   Transfers of pre-delivery payments occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.

Properties and improvements of TLA are pledged as collateral for loans in the total amount of R$ 110,499 (12.31.2010 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

The depreciation expense is recorded in the consolidated income statement within operating expenses as follows:

	March 31, 2011	March 31, 2010

Cost of services rendered	125,582	143,325
Selling expenses	314	466
General and administrative expenses	25,241	20,071

	151,137	163,862

13            Intangible Assets - consolidated

	IT Projects (i)	Software (i)	Other intangibles	License – Slots	Trademarks and patents	Goodwill (ii)	Total

At December 31, 2010	257,087	6,014	47,684	124,927	168,312		604,024

Cost	325,803	58,690	47,684	124,927	168,312		725,416
Accumulated amortization	(68,716)	(52,676)					(121,392)

Net book amount	257,087	6,014	47,684	124,927	168,312		604,024

At March 31, 2011
Additions	7,416	15,213	3,208			38,262	64,099
Disposals			(3,372)				(3,372)
Transfer	(11,068)	11,143	(75)
Amortization	(15,418)	(3,394)					(18,812)

Net book amount	238,017	28,976	47,445	124,927	168,312	38,262	645,939

At March 31, 2011
Cost	322,151	85,046	47,445	124,927	168,312	38,262	786,143
Accumulated amortization	(84,134)	(56,070)					(140,204)

Net book amount	238,017	28,976	47,445	124,927	168,312	38,262	645,939

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

(i)  IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. The anticipated amortization period is five years, depending on the useful life of each project.

(ii)  When the acquisiton of Pantanal in March 2010, the management has identified as separable intangible, regarding  assets the airport operation rights. The fair value was estimated in R$ 124,927 and the asset considered indefinite useful. For details of the transition, see Note 1.2 of annual financial statements year ended December 31, 2010. The Company concluded in the first quarter ended March 31, 2011 the valuation the business combination from the acquisition of Pantanal, which began on March 15, 2010. The Company concluded during the first quarter of 2011 to evaluate the combination of business from the acquisition of Pantanal Linhas Aereas SA, which began on March 15, 2010. As a result of this valuation, it was recorded the value of R$ 38,262 in respect of income tax and social contribution liabilities originated from the difference between the value of intangible fiscal and fair value recorded for the business combination. The resulting deferred tax liability was recorded in contrast to the goodwill derived from the expected future profitability (goodwill).

The amortization expense is recorded in the consolidated income statement within operating expenses as follows:

	March 31, 2011	March 31, 2010

Cost of services rendered	15,631	14,175
Selling expenses	39	41
General and administrative expenses	3,142	1,985

	18,812	16,201

14            Financial Liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

			Parent company
		Fair value		Carrying value
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Current
Debentures	170,404	342,977	172,358	347,800

Non-current
Debentures	164,646		166,535

	335,050	342,977	338,893	347,800

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

				Consolidated
		Fair value		Carrying value
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
Current
Finance lease obligations	579,460	567,419	579,460	567,419
Senior notes	22,525	25,477	21,205	24,350
Borrowings	558,940	581,323	609,866	600,382
Debentures	247,619	399,604	235,705	379,942

	1,408,544	1,573,823	1,446,236	1,572,093

Non-current
Finance lease obligations	3,994,846	4,190,502	3,994,846	4,190,504
Senior notes	1,023,002	1,030,287	963,089	984,707
Borrowings	19,989	14,193	21,810	14,658
Debentures	749,913	627,873	713,832	596,979

	5,787,750	5,862,855	5,693,577	5,786,848

14.1        Finance lease obligations

	Monthly payments expiring	March 31, 2011	December 31, 2010

Local currency
IT equipment	2012	27,037	21,261

Foreign currency – US$
Aircraft	2022	4,384,602	4,596,119
Engines	2017	158,734	136,601
Machinery and equipment	2012	3,933	3,942

		4,574,306	4,757,923

Current		(579,460)	(567,419)

Non-current		3,994,846	4,190,504

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

Year	March 31, 2011	December 31, 2010

No later than one year	656,974	684,008
Later than one year and no later than five years	2,183,639	2,420,112
Later than five years	2,334,114	2,315,571
Effect of discounting	(600,421)	(661,768)

	4,574,306	4,757,923

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

At March 31, 2011, the Company through its subsidiaries TLA, Mercosur and Pantanal, has 80 aircraft (12.31.2010 – 79 aircraft) under finance leases.

14.2        Senior  Notes

	March 31, 2011	December 31, 2010

TAM Capital, Inc. (i)	497,424	499,380
TAM Capital 2, Inc. (ii)	486,870	509,677

	984,294	1,009,057

Current	(21,205)	(24,350)

Non-current	963,089	984,707

(i)     On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with a nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 710.4 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)     On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 523.2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.75%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015 and at specified redemption dates thereafter. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

TAM S.A.

Notes to the interim financial information

  (In thousands of reais, unless otherwise indicated )

14.3      Borrowings

(a)     Balance composition

	Guarantees	Interest rate (effective rates for 2011 and 2010)	Payment term and the year of last payment	March 31, 2011	December 31, 2010
Local currency

FINEM – Sub credit A (i)	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p,a. and 10.8%p.a.)	Monthly until November, 2011	11,202	13,704
FINEM –Sub credit B (ii)	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. 10.5% p.a.)	Monthly until 2012	300	2,026
Others			Monthly until 2013	2,917	3,640

				14,419	19,370
Foreign currency
FINIMP (iii)	Promissory notes from a minimum of US$ 1,663 thousand to a maximum at US$ 13,933 thousand	Annual LIBOR + 2.15% p.a. to 5.7% p.a. (4.3% p.a. and 5.3% p.a.)	Annual by until December, 2011	525,547	506,913
International Finance Corporation – IFC (Working capital) (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a. (3.4% p.a. and 6.6%p.a.)	Half-yearly until 2012	7,172	7,272
Leasing renegotiation (v)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	8,581	8,921
Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 0.6% p.a, (0.3% p,a and 2.6% p,a)	Second quarter 2011	59,730	68,649
Others (vii)				16,227	3,915

				617,257	595,670

				631,676	615,040

			Current	(609,866)	(600,382)

			Non -current	21,810	14,658

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate,

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

Non-current maturities are as follows:

Year	March 31, 2011	December 31, 2010

2012	7,883	6,027
2013	5,414	1,068
2014	1,043	696
2015	722	739
After 2015	6,748	6,128

	21,810	14,658

(b)      Description of the loans and financings:

   (i)       Loan obtained in order to finance the investment plan of 2004 and  2005 focused on expanding the São Carlos technology center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii)       TAM signed financing agreements for the acquisition of machines and equipment. The transaction was entered into to 2006, with Unibanco – União de Bancos Brasileiros, Banco Bradesco S.A. and Banco do Brasil S.A.

 (iii)   TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Among currently active transactions, loans from banks Safra, Banco do Brasil, Santander, Itaú and Bradesco have maturities through December 2011.

(iv)    On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation (IFC) to finance up to US$ 33 million of PDP (pre-delivery payment) for Airbus aircraft.

(v)       Debt resulting from, renegotiation of a contact for airplanes and parts TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi)      On December 28, 2007, TLA entered into a loan agreement of loan with Banco BNP Paribas to finance up to US$ 117.1 million of PDP (pre-delivery payment) with respect to Airbus aircraft.

(vii)   Contract for acquisition of IT equipment software and related services.

14.4         Debentures

	Parent Company			Consolidated
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010

TAM S.A. (i)	338,893	347,800	338,893	347,800
TAM Linhas Aéreas S.A. (ii)			610,644	629,121

	338,893	347,800	949,537	976,921

Current	(172,358)	(347,800)	(235,705)	(379,942)

Non-current	166,535		713,832	596,979

Non-current maturities are as follows:

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

Year	March 31, 2011	December 31, 2010

2012	214,945	98,092
2013	98,887	98,887
2014	100,000	100,000
2015	100,000	100,000
After 2015	200,000	200,000

	713,832	596,979

(i)    TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with a nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010.

Interest is payable on a semiannual basis, at a rate equivalent to 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At March 31, 2011 the effective interest rate was 10.88% 12.31.2010 – 10.19%).

The debenture indenture provides for the compliance with certain covenants based on financial ratios calculated based on Brazilian accounting practices in effect up to 2007. With the application of the new accounting practices defined by IFRS, especially the one that requires the recognition in the Company's financial statements of finance lease agreements, the coverage ratio of the company's debt has increased. It should be noted that at December 31, 2010 this ratio has exceeded the limit agreed. As a result the debentures are subject to be declared matured early athough this not automatic and it requires to be approved at a General Meeting of debenture holders.

At the debenture holders’ meeting on February 7, 2011, the issuer’s proposal for authorizing the trustee not to decree the accelerated maturity was approved, solely as of the measurement date of December 31, 2010. In connection with this waiver, the issuer agreed to pay a waiver award to debenture holders, equivalent to 1.70% of the unit price at the payment date, which was paid on March 1, 2011. As a result at December 31, 2010 the Company reclassified at December 31, 2010 at the long-term portion with maturity scheduled for 2012 to current, in the amount of R$ 166,376. Additionally, the Company evaluated its other financing agreements, including lease, and concluded that there are no other balances that should be reclassified to current liabilities. At March 31, 2011, the Company is not in breach of any covenant with respect to the debentures and the installment due on August 1, 2012 is classified as non current liabilities. The next measurement of the financial indices will be at December 31, 2011.

(ii)   TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series, with a nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue costs of R$ 7,631. On July 22, 2010 the Extraordinary Shareholders Meeting approved the change in the maturity dates. The final maturity was changed from July 24, 2013 to July 24, 2017, the principal repayments were changed from quarterly payments to semi-annual payments with the date for the first repayment of principal originally due on July 24, 2010 to January 24, 2012. The cost of this renegotiation was R$ 3,000.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

Payment of interest has been modified from monthly payments to semiannual payments, at a rate equivalent to 124% of the CDI (interest rate at the date of issuance of 13.25%), calculated and published by CETIP (The custodian and liquidation agent). The effective interest rate was 12.92% p.a at March 31, 2011 (12.31.2010 – 12.09%).

The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the amortized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

15           Deferred Income - Consolidated

	March 31, 2011	December 31, 2010

Advance ticket sales	874,642	942,167
TAM loyalty program	815,550	825,265
Sale and leaseback – deferred gains (i)	96,564	100,169

	1,786,756	1,867,601

Current	(1,724,907)	(1,801,181)

Non-current	61,849	66,420

(i) The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the income statement on a straight-line basis through to 2013. On March 4, 2011, the Company realized a new sale and leaseback related to one engine. The gain from this new transaction was R$ 4,832 and will be amortized on a straight-line basis through to 2015.

16           Other Liabilities - Consolidated

	March 31, 2011	December 31, 2010

Reorganization of Fokker 100 Fleet (i)	9,534	13,860
Maintenance provision – “Power by the hour”	343,956	252,534
Other liabilities	136,603	106,736

	490,093	373,130

Current	(185,470)	(135,658)

Non-current	304,623	237,472

(i) Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003 TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 for an original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the rescheduled overdue installments for an original amount of R$ 49,599.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

On March 31, 2011, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 9,534 (December 31, 2010 – R$ 13,860) equivalent to US$ 5,854 thousand (December 31, 2010 – US$ 8,318).

17           Derivative Financial Instruments - Consolidated

	March 31, 2011	December 31, 2010
Assets
West Texas Intermediate crude oil derivatives
Seagulls	35,020	10,620
Collar	12,999	5,843

	48,019	16,463

Current	(34,091)	(9,895)

Non-current	13,928	6,568

Liabilities
West Texas Intermediate crude oil derivatives
Seagulls	5,360	34,090
Collar		882
	5,360	34,972
Foreign currency forwards
Swaps	1,531	888

	6,891	35,860

Current	(6,136)	(20,574)

Non-current	755	15,286

The derivative financial instruments included above are described in Note 4.

18         Provisions - Consolidated

(a)    Changes in the reserve for contingencies

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at March 31, 2011 the value of provisions and the corresponding judicial deposits recognized were as follows:

					Consolidated
	December 31, 2010	Additional Provisions (Deposits)	Payments	Financial charges	March 31, 2011

Airline staff fund (i)	174,226	8,664		3,455	186,345
Labor contingencies	20,930		(230)	2,681	23,381
Civil litigation	86,271			1,618	87,889
Other tax contingencies	48,131	3,956	(16)	316	52,387
Total	329,558	12,620	(246)	8,070	350,002

(-) Judicial deposits	(125,287)	(18,923)	16		(144,194)

Total	204,271	(6,303)	(230)	8,070	205,808

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

(b)      Summary of the main reserve for contingencies

 (i)  Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The Company and its subsidiaries are also parties to tax, labor and civil lawsuits, involving risks of loss that Management, based on the assessment made by its legal counsel, classified as possible and, therefore, no provision at that date was required. The estimated amounts are as follows:

	March 31, 2011	December 31, 2010
Tax contingencies
ICMS (State Value Added Tax)	402,779	383,374
IRPJ and CSLL (Income taxes)	142,283	136,216
Special customs regime for temporary	102,594	102,594
Others	136,804	134,026
	784,460	756,210
Civil litigation	25,101	30,911
Labor contingencies	339,650	316,485

	1,149,211	1,103,606

 19          Share Capital

(a)           Authorized capital

At March 31, 2011 the authorized capital was R$ 1,200,000 (12.31.2010 – R$ 1,200,000) and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

(b)          Subscribed share capital

At March 31, 2011 the subscribed share capital is comprised of 156,206,781 shares (12.31.2010 – 156,206,781) fully paid nominative shares without nominal value, of which 55,816,683 (12.31.2010 – 55,816,683) are common shares and 100,390,098 (12.31.2010 – 103,390,098) are preferred shares.

Common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85%.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

	Number of shares	Common shares	Preferred shares	Capital

At December 31, 2009	150,585,147	50,195,049	100,390,098	675,497

At March 31, 2010	150,585,147	50,195,049	100,390,098	675,497

At December 31, 2010	156,206,781	55,816,683	100,390,098	819,892

At March 31, 2011	156,206,781	55,816,683	100,390,098	819,892

(c)           Treasury shares

The movement of treasury shares during the quarter ended March 31, 2011 is presented below.

	Quantity of shares	Thousands of reais	Average price per share - Reais

At December 31, 2010	212,580	(6,008)	28.26

Resale of treasury shares	(156,901)	4,434	28.26

At March 31, 2011	55,679	(1,574)	28.26

During the quarter ended March 31, 2011, 156,901 shares held in treasury were sold to be issued to beneficiaries of the stock option plan. The shares sold relate to the executive compensation plan approved at the Extraordinary General Meeting (AGE) of May 16, 2005.

The market value of shares based on the closing quote in the São Paulo stock exchange for the quarter ended March 31, 2011, is R$ 31.50 (12.31.2010 – R$ 39.14). The book value of each share is R$ 17.45 (31.12.2010 – R$ 16.82).

(d)           Reduce of capital Multiplus subsidiary

On March 18, 2011, Multiplus (subsidiary) approved a capital reduction from R$ 692,385 to R$ 92,370, resulting in a reduction of R$ 600,013. The capital will be reduced without the cancellation of any shares and without the alternation of the percentage of interest held by Multiplus’ shareholders. Multiplus’ shareholders will receive the equivalent of R $ 3.72 per share. The total to be repaid to shareholders will be paid after the 60 day period provided by law, during which creditors may object to the reduction of capital.

20           Revenue

TAM had no major customers which represented more than 10% of revenues in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

(a)           By type of service rendered

					Consolidated
	March 31, 2011%		March 31, 2010%		Variation 2011 - 2010(%)
Domestic
Passenger	1,511,198	47.7	1,396,769	51.6	8.2
Cargo	117,746	3.7	115,544	4.2	1.9

	1,628,944	51.4	1,512,313	55.8	7,7

International
Passenger	861,618	27.2	815,757	30.1	5.6
Cargo	137,400	4.3	140,415	5.2	(2.1)

	999,018	31.5	956,172	35.3	4.5

Others
Loyalty Program (TAM)	103,299	3.3	94,205	3.5	9.7
Loyalty Program (Multiplus)	227,011	8.3	40,787	1.5	456.6
Travel and tourism agencies	14,314	0.5	14,285	0.5	0.2
Others (includes expired tickets)	198,213	5.0	90,846	3.4	118.2

	542,837	17.1	240,123	8.9	126.7

Total gross	3,170,799	100.0	2,708,608	100.0	17.1

Sales taxes and other deductions	(128,270)		(104,764)		22.4

Revenue	3,042,529		2,603,844		16.8

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

(b)    By geographic location of the Company’s destinations

					Consolidated
	March 31, 2011%		March 31, 2010%		Variation 2011 - 2010(%)

Brazil	2,171,781	68.5	1,752,436	64.7	23.9
Europe	448,972	14.2	400,101	14.8	18
North America	349,956	11.0	386,539	14.2	(27.1)
South America (excluding Brazil)	200,090	6.3	169,532	6.3	33.8

Total gross	3,170,799	100.0	2,708,608	100.0	17.1

Sales taxes and other deductions	(128,270)		(104,764)

Revenue	3,042,529		2,603,844

(c)      Seasonality

The following table presents our revenue in the first quarter of 2011 and 2010 as a percentage of annual revenue for the year ended December 31, 2010.

	% of 2010 net revenue
	2011	2010

First quarter	26.7	26.7

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

21                Costs and operating expenses by nature - Consolidated

	March 31, 2011					March 31, 2010
	Cost of services rendered	Selling	General and administrative	Total	%	Total	%
						(adjusted)
Personnel	550,368	63,019	62,225	675,612	23.0	531,790	21.0
Director’s fees			348	348	0.0	118	0.1
Fuel	1,057,252			1,057,252	36.1	794,812	31.5
Depreciation and amortization	141,212	353	28,384	169,949	5.8	180,063	7.1
Maintenance and repairs (excluding personnel)	173,946			173,946	5.9	155,290	6.1
Aircraft insurance	11,930			11,930	0.4	13,018	0.5
Take-off, landing and navigation aid charges	164,010			164,010	5.6	146,326	5.8
Leasing of aircraft, engines and equipment under operating leases	94,289	1,791	4,249	100,329	3.4	119,607	4.7
Third party services	47,332	70,082	69,258	186,672	6.4	194,088	7.7
Marketing and related expenses		237,599		237,599	8.1	214,500	8.5
Other	73,567	31,261	49,834	154,662	5.3	177,421	7.0

	2,313,906	404,105	214,298	2,932,309	100.0	2,527,033	100.0

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

22         Employee Benefits - Consolidated

Personnel costs are composed of the following amounts:

	Macrh 31, 2011	March 31, 2010

Salaries and bonuses	567,314	441,140
Defined contribution pension plan	8,218	6,365
Share based payment	4,069	8,197
Taxes and social contributions	96,359	74,082

	675,960	529,784

22.1          Profit-sharing and bonuses

               In accordance with the annual union agreement, the Company’s management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, management recorded a provision for payment of this benefit within “Salaries and social charges” totaling R$ 20,467 at March 31, 2011 (12.31.2010 – R$ 103,358).

22.2          Share-based payment

(a)          TAM Linhas Aéreas

The Extraordinary Stockholders’ Meeting held on May 16, 2005 authorized that the Board of Directors may grant stock options to employees up to 2% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At January 1, 2010	1,667,440	36.55

Exercised	(150,490)	17.48
Cancelled	(15,758)	44.00

At March 31, 2010	1,501,192	38.92

At January 1, 2011	2,209,115	37.11

Exercised	(156,901)	19.70
Cancelled	(5,480)	51.48

At March 31, 2011	2,046,734	37.16

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of seven years.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights. The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted. The exercise price is adjusted by the IGP-M (General Price Index), from the award grant date up to the exercise date.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

	1st grant	2nd grant	3rd grant	4th grant	1st Special grant	2nd Special grant	3rd Special grant	4th Special grant	Total or weighted average

Date	12/28/2005	11/30/2006	12/14/2007	05/28/2010	09/27/2007	02/29/2008	04/01/2010	11/03/2010
Number of options granted	715,255	239,750	780,311	591,467	230,000	11,595	230,000	230,000
Exercise price at grant date	14.40	43.48	39.67	25.11	38.36	30.24	24.59	20.53
Risk free interest rate - %	17.93%	13.13%	10.95%	9.38%	10.82%	10.82%	8.34%	10.69%
Average term	5.5	5.5	5.5	5.5	4.5	4.5	4.5	4.5
Expected dividend yield - %	0.00%	0.32%	2.03%	0.55%	0.58%	0.56%	0.55%	0.55%
Share price volatility - %	34.24%	41.29%	42.30%	51.47%	40.48%	43.66%	51.32%	52.14%
Market share price - R$	45.00	61.00	44.03	24.30	50.10	35.48	30.31	41.92
Fair value at grant date – R$	39.64	41.11	25.09	13.57	28.98	19.33	17.95	29.91

Number of options outstanding (i)	109,817	153,373	490,481	591,467	230,000	11,595	230,000	230,000	2,052,031
Number of options exercisable (i)	109,817	103,149	248,203		230,000	3,865			700,332
Exercise price (adjusted by IGP-M) (i)	19.70	57.91	49.37	27.48	49.20	52.60	50.12	22.20
Remaining average term (i)	0.03	1.03	2.13	4.88			2.13	4.08	2.81

(i) At March 31, 2011.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

(b)       Multiplus

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$
At December 31, 2009

Options granted	1,660,759	18,07

At December 31, 2010	1,660,759	18,07

Cancelled	(6,196)	29,80

At March 31, 2011	1,654,563	19,65

Under the plan, options assigned for regular grants are divided into three equal parts and employees can exercise one third of their options of two, three and four years, respectively if they are still employed by the Company at that time. The contractual life of the options is seven years afer the grant of option. The 1st extraordinary grant was divided into two equal parts that can be exercised as follows: half of the options after three years, and another half after four years. The 2nd extraordinary grant was also divided into two equal parts that can be exercised after one year and two years, respectively.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted. The exercise price is adjusted by the IGP-M (General Price Index), from the award grant date up to the exercise date.

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date	10/04/2010	11/08/2010	10/04/2010	10/04/2010
Number of options granted	98,391	36,799	1,370,999	154,570
Exercise price at grant date	27.33	31.55	16.00	27.33
Risk free interest rate - %	10.16	10.16	10.16	10.16
Average term	5.0	5.0	5.25	4.25
Expected dividend yield - %	0.67	0.57	0.67	0.67
Share price volatility - %	30.25	31.21	30.25	30.25
Market share price - R$	26.90	31.55	26.90	26.90
Fair value at grant date – R$	11.58	14.06	16.91	10.53

Number of options outstanding (i)	92,195	36,799	1,370,999	154,570	1,654,563
Number of options exercisable (i)	30.32	33.01	16.91	28.88
Remaining average term (i)	4.75	4.79	5.00	4.00

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

(i) At March 31, 2011.

Share price volatility is determined based on historical share price volatility of Multiplus quoted shares.

23           Net Finance Result

	Parent company		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010

Finance income
Interest income from financial investments	5,432	8,003	38,013	30,029
Encargos de mútuo		1,065
Exchange gains	599		209,235	480,205
Other	471	419	5,170	6,054

	6,502	9,487	252,418	516,288
Financial expenses
Exchange losses			(57,789)	(564,618)
Interest expense (i)	(15,246)	(10,465)	(97,927)	(104,094)
Other	(449)	(102)	(12,148)	(10,583)

	(15,695)	(10,567)	(167,864)	(679,295)

Finance result, net	(9,193)	(1,080)	84,554	(163,007)

(i) Capitalized interest at March 31, 2011 represents 0.05% of the total interest expense (03.31.2010 – 0.05%).

The exchange gain recognized at March 31, 2011 with respect to finance lease liabilities amounted to R$ 108,024 (03.31.2010 – net expense R$ 26,077) while interest expense on those finance lease liabilities amounted to R$ 25,813 (03.31.2010 - R$ 9,570).

24           Income Tax Expense

(a)     Income tax and social contribution expense

	Parent company		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
				(Adjusted(*)
Current tax			(38,478)	(955)
Deferred tax	6,490	9,666	(63,986)	28,397

	6,490	9,666	(102,464)	27,442

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to TAM, TLA and its Brazilian subsidiaries as follows:

(*) See Note 3.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

	Parent company		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
				(Adjusted(*))
Profit / (loss) before income tax and social contribution	122,330	(80,600)	250,546	(96,590)
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	(41,592)	27,404	(85,186)	32,840

Tax effects of permanent (additions) deductions
Equity in the results of investees	47,654	(26,800)
Non deductible expenses			(7,119)	(6,126)
Tax credit on interest paid on own capital		8,499		8,499
Tax debit on interest received on own capital
Unrecognized deferred tax assets on tax losses			(9,456)	(231)
Unrecognized tax deferred tax assets on profits earned abroad			(2,778)	(8,544)
Tax credits related to social contribution on taxes with suspended payment			(1,104)
Share-based compensation			(1,384)	(2,787)
Other	428	563	4,563	3,791

Income tax and social contribution tax charge (credit)	6,490	9,666	(102,464)	27,442

Effective rate %	5.3%	12.0%	40.9%	28.4%

The years from 2005 to 2010 are open to review by Brazilian tax authorities.

(b)        Transitional Tax Regime - RTT

The Transitional Tax Regime has been established by Law 11638/07 in order to maintain the same tax rules for determining taxable income irrespective of any changes introduced to accounting practices adopted in Brazil.

The RTT is option for the tax years ended December 31, 2008 and 2009 and the Company has opted to apply it and has been used to determine taxable income for such years.

25           Earnings per Share - Consolidated

Considering that common and preferred shares have equal rights in respect of dividends, a single measure of earnings per share based on the total number of common and preferred shares is presented. Common and preferred shares are considered two classes of ordinary shares.

(a)           Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

(*) See Note 3.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

	March 31, 2011	March 31, 2010
		(Adjusted(*))
Profit / (loss) attributable to equity holders of the company	128,820	(70,934)

Weighted average number of shares issued (in thousands)	156,207	150,585
Weighted average Treasury shares (in thousands)	(113)	(269)

Weighted average number of shares outstanding (in thousands)	156,094	150,316

Basic earnings / (loss) per share (Reais per share)	0.83	(0.47)

(b)           Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential ordinary shares: stock options.

	March 31, 2011	March 31, 2010
		(Adjusted(*))
Profit / (loss) attributable to equity holders of the company	128,820	(70,934)

Weighted average number of shares outstanding (in thousands)	156,094	150,316
Adjustments for share options (in thousands)	274

Weighted average number of shares for diluted earnings per share calculation (in thousands)	156,368	150,316

Diluted earnings / (loss) per share (Reais per share)	0.82	(0.47)

26           Cash generated from operations

	Parent company		Consolidated
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
				(Adjusted(*))
Profit / (loss) for the year	128,820	(70,934)	148,082	(69,148)

Adjustments for	(6,490)
Deferred income tax and social contribution		(9,666)	63,986	(28,397)
Depreciation and amortization (Note 21)			169,949	180,063
(Profit)/loss on disposal of property, plant and equipment (see below)	9,063		1,252	1,558
Foreign exchange losses/(gains) and interest expense	(140,158)	9,088	(68,969)	260,566
Equity share of the results of investees		78,824
Other provisions	32		37,421	14,149
Provision for contingencies			12,374	28,355
Stock options plan			4,069	8,199

Changes in working capital
Financial assets measurement at fair value through profit and loss	(120,963)	47,117	(18,796)	(368,960)
Inventories			(10,021)	12,546
Accounts receivable			(337,882)	(263,492)
Taxes recoverable	350	2,856	(32,009)	(17,785)
Prepaid expenses		292	23,266	13,423
Judicial deposits	(155)		(18,907)	(3,573)
Prepaid aircraft maintenance			(16,326)	8,622
Related parties	(267)	19,779
Other accounting receivables		(788)
Other receivables	194		10,466	37,647
Accounts payable	(22)		43,372	(82,226)
Salaries and social charges	534	(40)	30,018	36,518
Taxes, charges and contributions	(136)	(23)	64,363	11,618
Deferred income			(80,845)	(59,942)
Other current liabilities	2,906		116,963	57,677
Derivative financial instruments			(60,525)	(70,167)

Cash generated from (used in) operations	(126,292)	76,505	81,301	(292,749)

(*) See Note 3.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

In the cash flow statement, proceeds from sale of property, plant and equipment and intangible comprise:

	March 31, 2011	March 31, 2010

Net book amount – property, plant and equipment	2,046	7,874
Profit/(loss) on disposal of property, plant and equipment	(1,251)	(1,558)

Proceeds from disposal of property, plant and equipment	795	6,316

27           Commitments and contingencies

(a)           Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statements. TLA has obligations arising from 69 aircraft under operating leases (12.31.2010 – 69 aircraft). These agreements have an average term of 96 months and are denominated in U.S. dollars with interest rates based on LIBOR. The lease expense, recognized in the consolidated statement of income in "Cost of services rendered", was R$ 94,289 for the quarter ended March 31, 2011 (03.31.2010 – R$ 114,149), equivalent to approximately US$ 57,892 thousand (03.31.2010 – US$ 64,121 thousand).

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 14,250 at March 31, 2010 (12.31.2010 – R$ 21,033).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	March 31, 2011	December 31, 2010
In foreign currency – US$ (*)
Aircraft	2017	982,307	1,093,507
Engines	2014	24,542	27,190

Total		1,006,849	1,120,697

(*)Operating leases are denominated in U.S. dollars and the future aggregate payments are presented in R$ translated at the period-end exchange rate.
(*) See Note 3.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

Operating lease obligations fall due as follows:

Year	March 31, 2011	December 31, 2010

No later than one year	337,847	348,454
Later than one year and no later than five years	616,673	702,206
Later than five years	52,329	70,037

	1,006,849	1,120,697

(b)           Commitments for future aircraft leases

(i)      Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), with the option for an additional 20, to be delivered in 2012 and 2013.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, TLA confirmed the exercise of four options for Airbus A330, two delivered in the first half in 2010, and the other two to be delivered in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 anticipated delivery before the end of 2014.

On June 8, 2010, TLA, announced the order of additional 20 brand-new Airbus A320 family aircraft and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircraft of A320 family, 15 A330-200 and 27 A350 WXB. The objective of this order is to meet the plan of fleet already disclosed by the Company in the year 2009. In respect of the 20 orders from A320 family (A319, A320 and A321), ten shall be delivered in 2014 and the remaining ten in 2015.

(ii)    Boeing

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

         (iii)  Fleet renewal and expansion

         On February 28, 2011, the Company announced the order of 32 aircraft from the Airbus A320 family and two Boeing 777-300ER aircraft to prepare the Company to meet the expected growing demand for air travel. The combined value of these new orders, based on list prices, is approximately US$ 3.2 billion. Of the 32 aircraft ordered from Airbus , 22  are new model A320neo and ten are from the A320 Family. The aircraft are scheduled to be delivered between 2016 and 2018.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

The two Boeing 777-300ERs are expected to be delivered in 2014. This order of two more aircraft brings the total number of aircraft ordered from the U.S. manufacturer to eight, including four aircraft to be delivered in 2012 and the two in 2013. Once all the aircraft are delivered, we will have 12 Boeing aircraft in our fleet.

(c)           Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of March 31, 2011, 193 (12.31.2010 – 192) compensation payments have been paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)           Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 18.

(e)           Contingent assets

(i)     ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At March 31, 2011, the provision maintained by the Company totaled R$ 3,358 (12.31.2010 – R$ 4,355), recorded in “Taxes, charges and contributions”. On March 31, 2011, the installments due in more than one year totaled R$ 4 (12.31.2010 – R$ 16), classified within “Other liabilities”.

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. The total value involved in these claims is R$ 55 million. Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

 (ii)   Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million, based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

(iii)   Additional airport tariffs (“ATAERO”)

In 2001 TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an additional 50% on the tariff amount. On March 31, 2011, the amount under discussion totaled approximately R$ 955,574 (12.31.12 - R$ 918.492), not recognized in the financial statements.

28          Segment reporting

The Company has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”). Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”).

	March 31, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
Total assets	17,624,807	1,482,205	19,107,012	(4,546,234)	14,560,778

	December 31, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
Total assets	17,918,748	1,403,549	19,322,297	(4,824,972)	14,497,325

	March 31, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

Revenue, net	3,063,639	241,980	3,305,619	(263,090)	3,042,529
Costs and operating expenses	(3,036,979)	(158,420)	(3,195,399)	263,090	(2,932,309)

Operating profit before movments in fair value of fuel	26,660	83,560	110,220		110,220

Movements in fair value of fuel derivatives	55,772		55,772		55,772

Operating profit	82,432	83,560	165,992		165,992

Financial income	226,639	25,779	252,418		252,418
Financial expenses	(167,269)	(595)	(167,864)		(167,864)

Profit before income tax and social contribution	141,802	108,744	250,546		250,546

Income tax and social contribution	(64,607)	(37,857)	(102,464)		(102,464)

Profit for the period	77,195	70,887	148,082		148,082

	March 31, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated

Revenue, net	2,647,692	40,787	2,688,479	(84,635)	2,603,844
Costs and operating expenses	(2,660,838)	(29,845)	(2,690,683)	163,650	(2,527,033)

Operating profit before movments in fair value of fuel derivatives	(13,146)	10,942	(2,204)	79,015	76,811

Movements in fair value of fuel derivatives			(10,394)	(10,394)	(10,394)

Operating profit	(13,146)	10,942	(2,204)	68,621	66,417

Financial income	515,930	358	516,288		516,288
Financial expenses	(689,657)	(32)	(689,689)	10,394	(679,295)

Loss before income tax and social contribution	(186,873)	11,268	(175,605)	79,015	(96,590)

Income tax and social contribution	31,230	(3,788)	27,442		27,442

Loss for the period	(155,643)	7,480	(148,163)	79,015	(69,148)

TAM S.A.

Notes to the interim financial information
(In thousands of reais, unless otherwise indicated )

29           Events occurring after the reporting period

(a)           Capital reduction – Multiplus subsidiary

As mentioned in Note 19 (d), Multiplus and other shareholders approved the reduction of its capital by R$ 600,015, which was considered to be excessive. The total amount to be reimbursed to shareholders will be paid at the end of the 60 days period provided by law, during which creditors may oppose the capital reduction. So far there has been no objection to the reduction of capital.

(b)          Payment of dividends and interest on own capital

On April 4, 2011, the Annual General Meeting by TAM approved the distribution of complementary dividends in the amount of R$ 30,277 which resulted in total payment of dividends and interest on own capital with respect to the year 2010 of  R$ 181,664.

TAM S.A.

COMENTS OF PERFORMANCE

Management Report

    Gross Revenue

    Increase of 17.1% in 1Q11 compared to 1Q10, reaching R$ 3,170.8 million, due to:

    Domestic Revenue

Revenues from our domestic passenger business increased by 8.2% to R$1,511.2 million in the three months ended March 31, 2011. This was due to a 14.8% increase in RPKs, combined with a 5.7% decrease in yield. Our supply in ASKs rose 12.9%, increasing the load factor by 2.1 p.p., to 70.4% in the three months ended March 31, 2011. The first quarter is known as the one with the highest mix of leisure passengers, due to the summer vacations as well the Carnival, which usually takes place on February, but this year was in March, postponing the return of the business passengers, which resulted in a higher load factor and a yield dilution, since the leisure passengers buy tickets in advance with a lower price, or uses TAM Fidelidade loyalty program reward tickets. The combination of these factors caused our RASK to decrease by 2.6% to R$12.3 in the three months ended March 31, 2011.

International Revenue

Revenues from our international passenger business increased by 5.6% to R$861.6 million in the three months ended March 31, 2011.  This was caused by a 16.3% growth in demand measured in RPKs, combined with a decrease in our international yield of 9.2%, to 14.8 cents in the three months ended March 31, 2011. Expressed in U.S. dollars, our scheduled international yield decreased by 1.8% from 9.0 cents in the three months ended March 31, 2010 to 8.9 cents in the three months ended March 31, 2011.

Cargo Revenue

Revenues from our cargo business decreased by 0.3% to R$255.1 million in the three months ended March 31, 2011, as a result of a 1.9% increase in our domestic cargo business and a 2.1% decrease in our international cargo business, due to the appreciation of the real by 7.5% when comparing the average value of the real in each of the three months ended March 31, 2011 and 2010.

Other Revenues

Revenues from our other businesses increased by 126.1% to R$542.8 million in the three months ended March 31, 2011, primarily due to the creation of our subsidiary Multiplus S.A. in February 2010, which generated R$227.0 million in revenue from the redemption of points.

Operational expenses

Our operating expenses increased by 16.0% to R$2,932.3 million in the three months ended March 31, 2011, due to the increase in fuel expenses, personnel expenses and maintenance and repairs expenses. Our operating expenses per ASK, or CASK, increased 3.1% to R$15.4, and CASK excluding fuel expenses decreased 3.8% to R$9.8 cents.

Fuel

Fuel expenses increased by 33.0% to R$1,057.3 million in the three months ended March 31, 2011, primarily due to a 12.5% increase in the average fuel price per liter, related to an increase of 19.7% in the average price per barrel of WTI oil, which reached U.S.$94.5 per barrel in the three months ended March 31, 2011. Also, we had an increase of 12.3% in liters consumed, due to the 11,9% increase in flown hours and 1.9p.p. increase in the load factor. These factors were partially offset by an increase of 2.1% in the stage length (which is the average distance flown, per flight), and a 7.5% appreciation of the real against the U.S. dollar during the three months ended March 31, 2011.  Fuel expenses per ASK increased by 18.2%.

Sales and marketing

Sales and marketing expenses increased by 10.8% to R$237.6 million in the three months ended March 31, 2011. It represented 7.5% of our gross revenue in the three months ended March 31, 2011, compared to 7.9% in the three months ended March 31, primarily due to our new assisted sales method for international flights implemented in October 2010. Previously, travel agent compensation was included in the total price of flights, but under our new assisted sales method, service fees for assisted sales channels in Brazil are paid directly by passengers at the time of purchase. Sales and marketing expenses per ASK decreased by 1.5%.

Aircraft, engine and equipment leasing

Leasing of aircraft, engine and equipment expenses decreased by 16.1% to R$100.3 million in the three months ended March 31, 2011, mainly due to the appreciation of the real  by 7.5%.  This decrease was partially offset by two additional aircraft classified as operating leases. Leasing of aircraft, engine and equipment expenses per ASK decreased by 25.4% in real terms.

Personnel

Personnel expenses increased by 27.1% to R$676.0 million in the three months ended March 31, 2011, principally due to a 16.0% increase in the number of employees and a 8.75% increase in wages.  Personnel expenses per ASK increased by 13.0%.

Maintenance and repair (except personnel)

Maintenance and repair expenses (excluding personnel expenses) increased by 12.0% to R$173.9 million in the three months ended March 31, 2011, principally due to a 12 aircraft increase in our fleet, larger number of checks of engines (compared to 1Q10) and an 11.9% increase in total flight hours.  This growth was partially offset by a 7.5% appreciation of the real against the U.S. dollar and a 2.1% growth in stage length during the three months ended March 31, 2011.  Maintenance and repair expenses (excluding personnel expenses) per ASK decreased by 0.4%.

Third party services
Third-party services expenses decreased by 3.8% to R$186.7 million in the three months ended March 31, 2011, principally due to our internal efforts to reduce costs.  The main reductions are related to consultants’ fees and IT services.  Third-party services expenses per ASK decreased by 14.5%.

Landing, take-off and navigation charges

Take-off, landing and navigation charges increased by 12.1% to R$164.0 million in the three months ended March 31, due to an 8.3% increase the number of  take-offs and a 10.6% increase in flown kilometers, along with our expansion in the international market, where fees are higher. This increase was partially offset by a 7.5% appreciation of the real against the U.S. dollar during the three months ended March 31, 2011, which impacted fees for international flights.  Take-off, landing and navigation charges per ASK decreased by 0.4%.

Depreciation and amortization

Depreciation and amortization expenses decreased by 5.6% to R$169.9 million in the three months ended March 31, principally due to the change in our accounting policies as to the determination of the estimate useful life of our fixed assets (since the forth quarter of 2010), partially offset by the addition of 10 new aircraft to our fleet classified as financial leases.  Depreciation and amortization expenses per ASK decreased by 16.1%.

Aircraft insurance

Aircraft insurance expenses decreased by 9.1% to R$11.9 million in the three months ended March 31, 2011, principally due to a 7.5% appreciation of the real against the U.S. dollar during the three months ended March 31, 2011 and to the negotiation of more favorable contractual conditions, compared to 2010.  This reduction was partially offset by (i) the addition of 12 aircraft to our fleet, (ii) an 11.9% increase in the number of passengers transported, and (iii) a 8.3% increase in take-offs during the three months ended March 31, 2011.  Aircraft insurance expenses per ASK decreased by 19.2%.

Other

Other expenses decreased by 12.8% to R$154.7 million in the three months ended March 31, 2011, principally due to offsetting of PIS and COFINS tax credits against costs from Multiplus S.A., which are eliminated for consolidation purposes. Other expenses includes general provisions, items related to on-board services, passenger-related expenses (including food and lodging expenses relating to cancelled flights), interrupted flight expenses, crew-related expenses and other expenses.  Other expenses per ASK decreased by 18.8%.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) resulted in a net gain of R$58.5 million for the three months ended March 31, 2011.

Net Financial Result

Financial income of R$ 84.5 million in 1Q11 against an expenditure of R$ 183.8 million in 1Q10.

Net income

Net income of R$ 128.8 million due to the above explained, which represented a margin of 4.2% in the 1Q11, versus a negative margin of 2.7% in the 1Q10.

EBIT

Our EBIT margin reached 3.6% to R$ 110.2 million in the 1Q11, representing an increase of 0.7 percentage points compared to 1Q10, as a consequence of the increase of 16.8% on net revenue and 16.0% on operational expenses.

EBITDAR
The EBITDAR margin reached 11.7% to R$ 356.5 million in 1Q11, representing a margin decrease of 2.7 percentage points compared to 1Q10, mainly due to all the factors described above about revenues and expenses.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.